22 July 2002
Number: 41/02

DEMERGER OF BHP STEEL - BONUS ISSUE OF BHP BILLITON PLC SHARES

BHP Billiton today announces that holders of ordinary shares in BHP Billiton Plc will receive a bonus issue of 1 new BHP Billiton Plc share for each 15.5648 BHP Billiton Plc shares held.
Fractional entitlements will be rounded up (to the nearest whole new
BHP Billiton Plc share) if the fractional entitlement would represent half or more than half of a BHP Billiton Plc share, or otherwise rounded down. The shares will be issued on 22 July 2002 to holders of BHP Billiton
Plc shares on the register as at Friday, 19 July 2002 (except for shareholders registered in the South African section of the register, where the bonus shares will be issued on 29 July 2002 to holders on the register as at Friday, 26 July 2002).

As previously advised, this bonus issue in favour of BHP Billiton Plc shareholders is being made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. The size of the bonus issue has been determined using the formula set out in the documents sent to shareholders in May 2002, and will result in the issue of approximately 148,999,530 new BHP Billiton Plc shares (subject to rounding of fractional entitlements).

___________________________________________________________________________


22 July 2002
Number: 42/02

DEMERGER OF BHP STEEL - LISTING OF NEW BHP BILLITON PLC SHARES

Following the demerger of BHP Steel and the consequent issue of bonus shares to shareholders of BHP Billiton Plc, BHP Billiton confirms that 113,799,025 new ordinary shares of US$0.50 each in BHP Billiton Plc have today been issued to holders of BHP Billiton Plc shares registered on the UK section of the register.

The new shares will rank pari passu in all respects with existing ordinary BHP Billiton Plc shares. A total of 2,432,946,910 ordinary shares are now in issue.

A further issue of approximately 35,200,505 shares will be made on 29 July 2002 to BHP Billiton Plc shareholders registered on the South African section of the register. An announcement of the exact number of shares issued will be made at that date.


For further information, please contact:


Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia